

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2024

Paul Freudenthaler
Chief Financial Officer
Freight Technologies, Inc.
2001 Timberloch Place, Suite 500
The Woodlands, TX 77380

      Re: Freight Technologies, Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2022
          File No. 001-38172

Dear Paul Freudenthaler:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Disclosure Review Program

cc: Benjamin Tan, Esq.